February 22, 2021

VIA EDGAR

Re:	Acceleration Request for EJF Acquisition Corp.

Registration Statement on Form S-1 (File No. 333-252892)

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EJF Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Eastern Time, on February 24, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact Mark Brod at (212-455-2163) of Simpson Thacher & Bartlett LLP.

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Very truly yours,

EJF Acquisition Corp.

By:	/s/ Kevin Stein
Name: Kevin Stein
Title: Chief Executive Officer

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